SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

YEXT, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98585N106

(CUSIP Number)

Elisa LeNoir

Lead Edge Capital

96 Spring Street, 5th Floor

New York, NY 10012

(212) 984-2421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Lead Edge Capital V, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,107,410
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,107,410
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,107,410
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Lead Edge Capital Partners V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,107,410
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,107,410
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,107,410
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Lead Edge Capital VI, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,309,217
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,309,217
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,309,217
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Lead Edge Capital Partners VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,309,217
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,309,217
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,309,217
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.7% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Lead Edge Public Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,057,654
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,057,654
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,057,654
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Lead Edge Public Fund GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,057,654
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,057,654
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,057,654
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Lead Edge Capital Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,474,281
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,474,281
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,474,281
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Mitchell Green
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,474,281
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,474,281
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,474,281
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Brian Neider
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,474,281
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,474,281
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,474,281
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

(1)	Name of Reporting Persons: Nimay Mehta
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,474,281
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,474,281
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,474,281
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)

The percent of class was calculated based on 123,435,932 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Yext, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 61 Ninth Avenue, New York, NY 10011.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Lead Edge Capital V, LP, a Delaware limited partnership (“Fund V”);

ii.	Lead Edge Capital Partners V, LLC, a Delaware limited liability company (“Fund V GP”);

iii.	Lead Edge Capital VI, LP, a Delaware limited partnership (“Fund VI”);

iv.	Lead Edge Capital Partners VI, LLC, a Delaware limited liability company (“Fund VI GP”);

v.	Lead Edge Public Fund, LP, a Delaware limited partnership (“Public Fund” and together with Fund V and Fund VI, the “Lead Edge Funds”);

vi.	Lead Edge Public Fund GP, LLC, a Delaware limited liability company (“Public Fund GP” and together with Fund V GP and Fund VI GP, the “Lead Edge General Partners”);

vii.	Lead Edge Capital Management, LLC, a Delaware limited liability company (“Lead Edge Capital”);

viii.	Mitchell Green, a citizen of the United States of America;

ix.	Brian Neider, a citizen of the United States of America; and

x.	Nimay Mehta, a citizen of the United States of America.

The principal business of each Reporting Person is the private equity investment business. The principal business address of each Reporting Person is 96 Spring Street, 5th Floor, New York, NY 10012.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares reported herein were purchased by the Lead Edge Funds using an aggregate of $61,726,435 from working capital.

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Lead Edge Funds may distribute shares of Common Stock that they directly hold to their respective limited partners, members and/or shareholders, as applicable.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Evan Skorpen, who is a partner at Lead Edge Capital and a member of the Issuer’s board of directors, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The information set forth in Item 6 hereof is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 123,435,932 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2022.

Fund V directly holds 4,107,410 shares of Common Stock, which represents approximately 3.3% of the outstanding shares of Common Stock.

Fund VI directly holds 3,309,217 shares of Common Stock, which represents approximately 2.7% of the outstanding shares of Common Stock.

Public Fund directly hold 4,057,654 shares of Common Stock, which represents approximately 3.3% of the outstanding shares of Common Stock.

Fund V GP is the general partner of Fund V and in that capacity may be deemed to have voting and dispositive power over the shares held by Fund V. Fund VI GP is the general partner of Fund VI and in that capacity may be deemed to have voting and dispositive power over the shares held by Fund VI. Public Fund GP is the general partner of Public Fund and in that capacity may be deemed to have voting and dispositive power over the shares held by Public Fund. The Lead Edge Funds are managed by Lead Edge Capital, and each of Mitchell Green, Nimay Mehta and Brian Neider serve as a managing member of Lead Edge Capital. By virtue of these relationships, each of Lead Edge Capital and Messrs. Green, Mehta and Neider may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned directly by the Lead Edge Funds.

(c) Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Cooperation Agreement

On September 30, 2022, the Company entered into a cooperation agreement (the “Cooperation Agreement”) with the Lead Edge Funds. Pursuant to the Cooperation Agreement, the Company agreed to appoint Evan Skorpen to the board of directors of the Company (the “Board”) as a Class I director with a term expiring at the Company’s 2024 annual meeting of stockholders.

The Cooperation Agreement also provides for certain “standstill” provisions that restricts the Lead Edge Funds and their affiliates from, among other things, acquiring any securities of the Company that would result in the Lead Edge Funds and their affiliates having beneficial ownership of more than 15% of the Company’s voting securities. The standstill provisions expire on the earlier of (i) the date on which Company next elects a slate of Class I directors or (ii) the two-year anniversary of the date of the Cooperation Agreement. The Cooperation Agreement also requires Mr. Skorpen to tender resignation from the Board if the Lead Edge Funds and their affiliates have beneficial ownership of less than 7% of the Company’s voting securities.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, a copy of which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Cooperation Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 4, 2022)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 4, 2022

LEAD EDGE CAPITAL V, LP

By: Lead Edge Capital Partners V, LLC
Its: General Partner

/s/ Brian Neider
Name: Brian Neider
Title: Principal

LEAD EDGE CAPITAL PARTNERS V, LLC

/s/ Brian Neider
Name: Brian Neider
Title: Principal

LEAD EDGE CAPITAL VI, LP

By: Lead Edge Capital Partners VI, LLC
Its: General Partner

/s/ Brian Neider
Name: Brian Neider
Title: Principal

LEAD EDGE CAPITAL PARTNERS VI, LLC

/s/ Brian Neider
Name: Brian Neider
Title: Principal

LEAD EDGE PUBLIC FUND, LP

By: Lead Edge Public Fund GP, LLC
Its: General Partner

/s/ Brian Neider
Name: Brian Neider
Title: Principal

LEAD EDGE PUBLIC FUND GP, LLC

/s/ Brian Neider
Name: Brian Neider
Title: Principal

LEAD EDGE CAPITAL MANAGEMENT, LLC

/s/ Brian Neider
Name: Brian Neider
Title: Managing Member

/s/ Mitchell Green
MITCHELL GREEN

/s/ Nimay Mehta
NIMAY MEHTA

/s/ Brian Neider
BRIAN NEIDER